Delisting Determination, The Nasdaq Stock Market, LLC, January 13, 2026, AlphaTime Acquisition Corp
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of AlphaTime Acquisition Corp effective at the opening of the trading session on January 26, 2026. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule IM-5101-2.The Company was notified of the Staff determination on December 31, 2025.
The Company did not appeal Staff's Delist Determination Letter.

The Company securities were suspended on January 7, 2026 . The
Staff determination to delist the Company securities became final on January 7, 2026.